82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026470

REGISTRANT'S NAME Hawkeye Gold Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 1 1 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2435 FISCAL YEAR 5-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/26/02

AR/S
5-31-01

HAWKEYE
GOLD CORPORATION

Canada's Diamond Company™

2001 Annual General Meeting Material
Year End Financial Statements - May 31, 2001
BC FORM 51-901F – Schedule B and C – May 31, 2001

HAWKEYE
GOLD CORPORATION

October 9, 2001

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, British Columbia, Canada
V7Y 1L2

Attention: **British Columbia Securities Commission**

To whom it may concern:

RE: **HAWKEYE GOLD INTERNATIONAL INC. (the "Company")**
- 2001 Audited Financial Statements -

Please accept this letter as confirmation that the following documents have been mailed to our shareholders:

A] *Directors' Report to Shareholders;*

B] *Notice of Annual General Meeting and Information Circular;*

C] *BC FORM 51-901F;*

D] *Auditors' Report;*

E] *The Company's May 31, 2001 Audited Financial Statements including Notes to the Consolidated Financial Statements; and*

F] *Schedule B (Supplemental Information for the Company's 4th Quarter) and Schedule C (Management Discussion and Analysis also for the Company's 4th Quarter and year ended May 31, 2001).*

If you have any questions feel free to contact the undersigned.

Thank you.

Sincerely,

HAWKEYE GOLD INTERNATIONAL INC.
Per:

Greg Neeld
President & CEO

HAWKEYE
GOLD CORPORATION

DIRECTORS' REPORT

FOR THE YEAR ENDING MAY 31, 2001

Canadian Venture Exchange Listed - HGO
12g3-2(b):82-2435
Standard & Poor's Corporate Records
CUSIP NO : 42016T 10 0

This Director Report addresses issues that affected your Company during its current fiscal year June 1, 2000 ended May 31, 2001 (the "fiscal year" or "current year"). Attached to this report are the Company's Notice of Annual General Meeting, Information Circular, BC FORM 51-901F, year-end Audited Financial Statements and Notes to the Consolidated Financial Statements, Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) for the Company's fourth quarter, March 1, 2001 to May 31, 2001. It also discusses issues that affected your Company subsequent to its year end May 31, 2001 to the date of this report, October 1, 2001. The aforementioned documents are being forwarded to you in connection with the Company's 2001 Annual General Meeting to be held on Friday, the 16rd day of November, 2001, at 10:00 a.m., in Vancouver, British Columbia, Canada.

During the year, the Company did not generate any revenues from operations or record any related cost of sales due to the fact it is an exploration and development company and does not generate revenues from production. As a result, HAWKEYE is considered to be a development stage company. We continue to be in the business of exploring for and the development of natural resource properties with a primary focus on our YANKEE diamond property that is strategically situated within the "Homerun Project", located on Victoria Island, Nunuvat, Canada.

During the current year ended May 31, 2001 the Company experienced operating losses of $221,353 compared to an operating loss of $192,116 for the same period the previous year. The net loss for the Company during the year ended May 31, 2001 totaled $620,624 for a net loss of $0.16 per share compared to a net loss of $192,116 or a net loss of $0.07 per share for the same period in 2000. This $620,624 net loss for the current year is represented by the operating loss of $221,353 and the write-down of the TRI and REBA claims totaling $399,271, increasing the Company's deficit to $4,683,811 compared to $4,063,187 during the same period in 2000.

During the year ended May 31, 2001, administrative expenses totaled $221,353 compared to $192,116 for the same period in 2000. Material expenditures (greater than 20% of total expenses) incurred during the current year ended May 31, 2001 consisted of wages and benefits totaling $64,790 representing salaries and benefits paid to directors during the year ended May 31, 200 and consulting fees totaling $43,150 for financial and consulting services. Refer to the "Consolidated Statement of Loss and Deficit" in the financial statements attached hereto for a detailed breakdown of administrative expenses incurred during the year.

Deferred resource property expenditures incurred during the current year ended May 31, 2001 totaled $215,417 (excluding acquisition costs) in comparison to $124,225 incurred during the year ended May 31, 2000. The $215,417 in deferred resource property expenditures incurred are directly related to exploration expenditures on the YANKEE Property. Material expenditures incurred on the property during the current year consisted of $48,234 for air transport, $34,859 for an airborne geophysical survey, $30,919 for assays, $15,971 for camp costs, $17,590 for contractor fees, and $19,583 for management fees. Refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 - in the Financial Statements attached hereto for a detailed breakdown for all expenditures associated with the YANKEE Property.

On May 25, 2001 we received results for work programs performed on the YANKEE Property in September of 2000. The delay in receipt of this information was mainly due to delays in processing of till samples and payments by HAWKEYE to our joint venture partner, Major General Resources Ltd. (refer to section 2 (A), YANKEE Property, in Schedule C attached hereto for further details). We are very encouraged by these results because the work has outlined eight kimberlitic drill targets in the northern portion of the property where detailed magnetic surveys were completed. Seven of these targets have a very shallow source while the eighth is interpreted to be about 70 metres deep. There is a high likelihood that the seven shallow targets are kimberlites as these are the only known sources of near surface magnetic material. Much of Victoria Island is covered by thick limestone sequences and only kimberlites are known to cut through these to surface. The eighth, deeper magnetic source may be a kimberlite or other mafic body.

On the YANKEE property of Victoria Island, any kimberlite intersected has a high probability of containing diamonds. To date, 16 kimberlites have been encountered nearby, 14 of which are diamondiferous. This indicates the presence of a highly fertile mantle which is known to provide both eclogitic and peridotitic kimberlite with diamond potential.

Results of the year 2000 indicator mineral sampling program on lines 3-4 kilometres apart show the presence of kimberlitic garnets down ice from each of the eight magnetic anomalies noted above. Samples, which may be from 0.5 to 3 kilometres down-ice from the anomalies, contain from 1-11 kimberlitic grains each.

Due to these encouraging results, the Company's geologists have recommended an extensive work program for the YANKEE property that are discussed in further detail at the bottom of this report.

During the current year the Company did not perform any work programs on its TRI, REBA and CEO claims.

During April of 2001 Mr. John R. Fraser, P.Geo., agreed to join the Company as a member of its Board of Directors and Mr. K. Vincent Campbell, P.Geo., agreed to join the Company's management team to act as V.P. Exploration. Subsequent to the end of the quarter under review and to the date of this report there were no additional management changes.

During our current fiscal year, metal and capital markets for the mineral resource sector in general remained depressed and unchanged from the previous year. These market conditions had a negative effect on our share value and ability to raise capital through the brokerage industry to finance our projects. During the current year approximately 4,600,000 shares were traded in the capital of the Company on the Canadian Venture Exchange under its trading symbol, HGO. The Company's shares traded as high as $0.53, as low as $0.11 and closed at $0.24 at May 31, 2001 and $0.18 (Cdn) as at the date of this report, October 1, 2001.

The majority of capital raised during the year was raised through private placements to individual investors and insiders of the Company. During the current year, a total of 1,999,409 shares were issued in the capital of the Company pursuant to private placements (1,864,885 shares), finder fees (59,524 shares) and exercise of options (75,000 shares). A total of approximately $355,000 was raised during the year from these share issuances of which $215,417 was used for YANKEE Property expenditures and the balance was used for general working capital purposes. As at year end, May 31, 2001, a total of 5,498,684 shares were issued and outstanding in the capital of your Company.

Subsequent to the year ended May 31, 2001 and to the date of this report October 1, 2001, the Company completed a detailed work program of ground magnetic surveys in July over three of eight kimberlitic targets discovered on the Company's YANKEE diamond property during its September 2000 work program as discussed above. The three targets that had ground magnetic surveys completed over them are land based. The five remaining targets are located under small shallow lakes and the surveys were deferred due to dangerous ice conditions.

Results from the ground magnetic surveys completed over the three land based targets were consistent with previously completed airborne geophysical survey interpretations and with other proven kimberlite pipes in the area. One of the land based targets, PAR 14, is ovoid in shape measuring 400 metres by 600 metres and has an interpreted depth of 75-100 metres. Anomaly A-8 is about 75 metres in diameter with a target area of just over one acre. Anomaly A-1 shows some unclear magnetic patterns and further work is required before it is determined to be a kimberlitic anomaly.

On July 30, 2001 the Company announced that its TRI 1, TRI 2 and TRI 3 claims that are located approximately 140 kilometres northwest of Yellowknife, Northwest Territories, Canada had been allowed to elapse. The Company no longer owns an interest in these properties and as a result deferred expenditures totaling $237,784 have been written off as at the end of the Company's current financial year, May 31, 2001. The Company also decided to write-off all deferred expenditures associated with the REBA 1, REBA 2, and REBA 3 claims which are situated contiguous to the TRI claims located in the Northwest Territories, Canada. The Company had been seeking an extension to the contract with the vendor in which to complete a further $8,513 of work programs on the Claims in order to satisfy minimum spending requirements of $75,000 (excluding acquisition costs) required under the terms of the option agreement. The vendor was not interested in negotiating an extension. Deferred expenditures pertaining to the REBA claims totaling $161,487 have been written off as at the end of the Company's current financial year, May 31, 2001.

The Company fulfilled its obligation to Major General Resources Ltd. by issuing 100,000 common shares on July 16, 2001 and paying $200,000 representing full settlement to Major General with respect to satisfying the conditions necessary to earn its 33 1/3% interest in the YANKEE claims (refer to section 2A, YANKEE Property, in Schedule C attached hereto for further details).

As discussed above, the Company is focused and directing its energies toward the exploration and development of its primary project, the YANKEE diamond property, which is located on Victoria Island, Nunavut, Canada. Contingent upon the continued support of our shareholders and the Company's ability to carry on raising sufficient capital to fund the YANKEE Property next phase of exploration, work is expected to commence on the property in April of 2002 and would include: a) detailed ground magnetic surveys over the five magnetic targets to accurately locate and better define these kimberlitic targets prior to drilling; b) a 10-12 hole drilling program totaling 2,000 metres to test the indicated kimberlitic targets; and c) a helicopter-borne magnetic survey to locate sources of the new indicator minerals found in the southern portion of the YANKEE property by last year's work program.

As discussed above, the Company will continue to fund its future operations, working capital requirements and work program commitments for the YANKEE Property to earn a 50% in the property through the issuance of equity to the investment community via private and public non-brokered and brokered financing opportunities.

We recommend that you read this report in its entirety. Important information regarding changes in your Company's structure, management, financial statements, short and long term goals and issues to be voted upon at our upcoming Annual General Meeting are discussed in detail.

We appreciate and thank our valued shareholders for their loyalty and patience during the past year but would like to point out that significant strides have been made with regards to redirecting the Company's focus from base and precious metals to diamonds and placing HAWKEYE on solid footing for future financings and enhancing shareholder value.

For further information on HAWKEYE GOLD INTERNATIONAL INC. feel free to contact our Corporate Communications department through any of the following methods:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD INTERNATIONAL INC.

Greg Neeld
President & CEO

HAWKEYE GOLD INTERNATIONAL INC.
NOTICE OF ANNUAL GENERAL MEETING

The 2001 Annual General Meeting of the Members of HAWKEYE GOLD INTERNATIONAL INC. ("the Company") will be held at 1300 - 1111 West Georgia Street, Vancouver, British Columbia, on Friday, the 16th day of November, 2001 at 10:00 a.m. for the following purposes:

1. to receive the Report of the Directors, the audited consolidated financial statements of the Company for its financial year ended May 31, 2001 and the Report of the Auditor on those statements;

2. to appoint an auditor for the ensuing year;

3. to authorize the Directors to fix the auditor's remuneration;

4. to elect directors;

5. to transact such other business as may properly be brought before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

Registered members who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign, date and return their proxy to Computershare Trust Company of Canada, 200 - 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9. The enclosed form of proxy must be completed in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice, and, to be valid, must be received by Computershare Trust Company of Canada not fewer than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

DATED at Vancouver, British Columbia, this 1st day of October, 2001.

BY ORDER OF THE BOARD OF DIRECTORS
"GREG NEELD"
President

HAWKEYE GOLD INTERNATIONAL INC.

INFORMATION CIRCULAR FOR THE 2001 ANNUAL GENERAL MEETING OF MEMBERS OF HAWKEYE GOLD INTERNATIONAL INC. TO BE HELD ON NOVEMBER 16, 2001

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of HAWKEYE GOLD INTERNATIONAL INC. (the "Company") for use at the 2001 Annual General Meeting of Members of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The solicitation will be made primarily by mail and may in addition be made by personal and telephone contact with members by regular employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The persons designated as proxyholders on the accompanying form of proxy have been selected by management. **Each member has the right to appoint a person, who need not be a member, to attend and act for and on behalf of such member at the Meeting in place of the persons designated by management. A member desiring to appoint some other person as proxyholder may do so by striking out the printed names and inserting the name of the desired person in the space provided in the form of proxy.** If no choice of proxyholder is made in such manner then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named proxyholder does not attend the Meeting and automatic substitution of the third named proxyholder, if any, if such second named proxyholder does not attend the Meeting. A person appointed as proxyholder need not be a member of the Company. All completed proxy forms must, to be valid, be deposited at Computershare Trust Company of Canada, 200 - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not fewer than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.

REVOCATION OF PROXY

A member giving a proxy may revoke it either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or by signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer at the Meeting as a member present in person, or in any other manner provided by law, whereupon such proxy shall be deemed to have been revoked. Revocation of a proxy will not affect any matter on which a vote has been taken before the revocation.

EXERCISE OF DISCRETION BY PROXYHOLDER

The shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the member depositing the proxy on any poll that may be called for, and if such member specifies a choice with respect to any matter to be acted upon at the Meeting, the shares shall be voted accordingly. **IN THE ABSENCE OF ANY SUCH INSTRUCTION OR CHOICE, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.**

The accompanying form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Circular, Management of the Company knows of no such amendments, variations or other matters which are anticipated to be presented for consideration or action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to any shareholders of the Company who do not hold Common Shares in their own name. Shareholders who do not hold shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities, which acts as depository for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the meeting in order to have the Common Shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form or proxy provided to them and return the same to their broker (or the Broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The authorized capital of the Company currently consists of 100,000,000 common shares without par value, of which 7,470,846 were issued and outstanding on October 1, 2001. Each common share carries the right to one vote on any poll at meetings of members of the Company. The Company has no other class of voting securities.

In respect of currently issued and outstanding shares in the capital of the Company, those persons entitled to receive notice of and to vote at the Meeting in person or by proxy will be determined by the record of registered members of the Company at 4:00 p.m. (local Vancouver time) on October 1, 2001, the Record Date for the Meeting. If the Company should issue additional shares from treasury after 4:00 p.m. on October 1, 2001, the person or persons to whom those shares are issued shall not be entitled to receive notice of the Meeting, but shall, if included on the record of registered members of the Company before the time for the meeting, be entitled to vote at the meeting in person or, if they have deposited a proxy not fewer than 48 hours (Saturdays, Sundays and statutory holidays excluded) before the time for the Meeting, by proxy.

To the best of the knowledge and belief of the directors and senior officers of the Company, as at October 1, 2001, no person(s) beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company, except the following person:

Name	No. of Shares	Percentage of Issued Shares
Gregory Neeld	998,324	13.36%
I. K. Corbett	833,333	11.15%

APPOINTMENT OF AUDITOR

The management of the Company will recommend to the Meeting that Ellis Foster, Chartered Accountants, be reappointed as auditors of the Company at a remuneration to be fixed by the directors. Ellis Foster were first appointed auditors of the Company on December 10, 1992.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No person who has been a director or senior officer of the Company at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors, except as may be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has had any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or has any material interest, direct or indirect, in any proposed transaction which, in either case, has or will materially affect the Company, except as may otherwise be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

MATERIAL RECEIVED FROM MEMBERS

The advance notice of the Meeting inviting nominations for directors of the Company required by the *Company Act (British Columbia)* was published in The Province newspaper on August 31, 2001. No written nominations have been received by the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer, nor any proposed nominee for director, nor any associate or affiliate of any of them, has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company for other than routine indebtedness.

EXECUTIVE COMPENSATION *(SECURITIES ACT)*

Named Executive Officers

Form 41 under the *Securities Act (British Columbia)* requires the disclosure of compensation received by each "Named Executive Officer" of the Company. "Named Executive Officer" is defined in Form 41 to mean (i) each Chief Executive Officer of the Company, despite the amount of compensation of that individual, (ii) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000, and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end of the Company. "Executive Officer" is defined in Form 41 to mean (i) the chair of the Company, (ii) a vice-chair of the Company, (iii) the President of the Company, (iv) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production, or (v) an officer of the issuer or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

During the Company's most recently completed financial year, the Company had only one Named Executive Officer.

Summary of Compensation

The following table sets forth information concerning compensation earned by the Company's sole Named Executive Officer during the three most recently completed financial years of the Company.

SUMMARY COMPENSATION TABLE
(Stated in Canadian Dollars)

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended May 31	Salary	Bonus	Other Annual Compen -sation	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	Long-Term Incentive Plan Payouts	All Other Compen-sation
Gregory Neeld	2001	$60,000	Nil	Nil	Nil	Nil	Nil	Nil
President	2000	$60,000	Nil	Nil	65,000/nil	Nil	Nil	Nil
	1999	$60,000	Nil	Nil	25,000/nil	Nil	Nil	Nil

Long-Term Incentive Plan Awards Table

The Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year.

Options and Stock Appreciation Rights (SARs)

The Company does not have a formal stock option plan. Options are granted by the Board of Directors from time to time to directors, officers and employees as an incentive and, once granted, such options are administered by the Company's secretary. The following table sets forth individual grants of stock options during the fiscal year ended May 31, 2001 to the Company's sole Named Executive Officer.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gregory Neeld	Nil				

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended May 31, 2001 by the Company's sole Named Executive Officer and the fiscal year end value of unexercised options/SARs on an aggregated basis.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at Financial Year End ($) Exercisable/Unexercisable
Gregory Neeld	Nil	nil	90,000/nil	nil/nil

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

The following table sets forth details of all repricings of stock options/SARs during the Company's fiscal year ended May 31, 2001 by the Company's sole Named Executive Officer.

TABLE OF OPTION AND SAR REPRICINGS

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended	Market Price of Securities at Time of Reprising or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Nil						

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement, the Named Executive Officer receives a salary of $5,000 per month. The Company does not have any compensatory plan or arrangement with respect to its sole Named Executive Officer which would result from the resignation, retirement or any other termination of employment of such individual's employment or from a change of control of the Company or any subsidiary of the Company or a change in such individual's responsibilities following a change in control which, including all periodic payments or instalments, exceeds $100,000.

Compensation of Directors

Directors who are not Named Executive Officers of the Company do not receive any compensation from the Company in their capacities as directors.

The aggregate direct remuneration paid or payable by the Company and its subsidiaries whose financial statements are consolidated with those of the Company to the directors and the senior officers of the Company (including the Secretary and the five highest-paid employees of the Company other than the Named Executive Officer) during its last completed financial year was $64,790. Reference should be made to the Summary Compensation Table above for details of compensation paid to the sole director who is also a Named Executive Officer.

The Company has no subsidiaries whose financial statements are not consolidated with those of the Company. Except for options described below and as disclosed in the Statement of Executive Compensation herein, the Company has not made and does not propose to make, directly or indirectly, any other remuneration payments to the directors and the senior officers of the Company pursuant to any existing plan or arrangement. No pension benefits are proposed to be paid to the directors and the senior officers of the Company under any normal pension plan, directly or indirectly, by the Company or any of its subsidiaries. No director, senior officer, proposed nominee for election as a director and no associate of any director, senior officer or proposed nominee has at any time since the beginning of the last completed financial year of the Company been indebted to the Company for more than $5,000.

During the Company's financial year ended May 31, 2001, options were granted to directors and senior officers of the Company (other than the Named Executive Officer) without payment to purchase common shares as follows:

Date of Grant	No. of Shares	Price Per Share	Option Expiry	Preceding 30-Day Price Range
March 2, 2001	81,543	$0.15	March 2, 2006	$0.15
May 10, 2001	65,000	$0.15	May 10, 2006	$0.15

During the Company's financial year ended May 31, 2001, options were exercised by directors and senior officers of the Company (other than the Named Executive Officer) to purchase common shares as follows:

No. of Shares Purchased	Date of Exercise	Purchase Price	Preceding 30-Day Price Range
None	n/a	n/a	n/a

Small Business Issuer Exemption

Under Form 41, a "Small Business Issuer" is defined to include a company that had revenues of less than $25,000,000 in its most recently completed financial year and has a public float of less than $25,000,000. Small Business Issuers are entitled to omit disclosure otherwise required to be provided under those portions of Form 41 entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Small Business Issuer and has omitted such disclosure.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed by any person other than the directors or senior officers of the Company and its subsidiaries. The

Company has a management agreement with Greg Neeld pursuant to which he receives $5,000 per month.

ELECTION OF DIRECTORS

Management of the Company proposes to nominate the persons listed below for election as directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE NOMINEES HEREIN LISTED, SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE ADDITIONAL TO THE NOMINEES NAMED.

The directors of the Company are currently elected annually and hold office until the next Annual General Meeting of the members or until their successors in office are duly elected or appointed, unless their offices are earlier vacated in accordance with the Articles of the Company or with the provisions of the Company Act (B.C.). All of those nominees who are presently directors will have their terms of office as directors expire as of the date of the Meeting.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of shares of the Company beneficially owned, directly or indirectly, by them, as at October 1, 2001:

Name and Residence	Principal Occupation	Director Since	No. of Shares
GREGORY NEELD (1) Vancouver, B.C.	President of the Company	1991	998,324 Shares 93,750 Shares (2) 90,000 Options
MAUREEN KEREMIDSCHIEFF (1) Cloverdale, B.C.	Engineering Assistant, Vancouver City Engineering Department	1991	Nil Shares 40,000 Options
ANDREE PLOURDE (1) Vancouver, B.C.	Employee of Gordon Latham Ltd. (Administration)	1999	Nil Shares 32,793 Options
JOHN FRASER North Vancouver, B.C.	Professional Geologist	2001	Nil Shares 65,000 Options

(1) Member of the Audit Committee
(2) Escrow Shares

As a reporting issuer in British Columbia, the Company is required to have an audit committee. Gregory Neeld, Maureen Keremidschieff and Andree Plourde are currently the members of the Company's audit committee. The Company has no Executive Committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(1) Other Business

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

BOARD APPROVAL AND STATEMENT OF DIRECTORS - COMPANY ACT

This Information Circular contains information as at October 1, 2001, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on October 1, 2001.

DATED at Vancouver, British Columbia, this 1st day of October, 2001.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
(b) number and recorded value for shares issued and outstanding,
(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
HAWKEYE GOLD INTERNATIONAL INC.			2001 / 05 / 31	2001 / 10 / 01
ISSUER ADDRESS: SUITE 702 - 990 BEACH AVENUE				
CITY / PROVINCE: VANCOUVER BRITISH COLUMBIA CANADA	POSTAL CODE: V6Z 2N9		ISSUER FAX NO.: (604) 688-3402	ISSUER TELEPHONE NO.: (604) 878-1339
CONTACT NAME: GREG NEELD	CONTACT POSITION: PRESIDENT			CONTACT TELEPHONE NO.: (604) 878-1339
CONTACT EMAIL ADDRESS: greg@hawkeyegold.com	WEB SITE ADDRESS: www.hawkeyegold.com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	GREG NEELD	2001 / 10 / 01
[signature]	MAUREEN KEREMIDSCHIEFF	2001 / 10 / 01

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Financial Statements
May 31, 2001 and 2000

Index

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

AUDITORS' REPORT

To the Shareholders of

HAWKEYE GOLD INTERNATIONAL INC.

We have audited the consolidated balance sheets of Hawkeye Gold International Inc. as at May 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the *Company Act* of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

[signed] "Ellis Foster"

Vancouver, Canada
August 16, 2001

Chartered Accountants

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Balance Sheet
May 31, 2001 and 2000

	2001	2000
ASSETS		
Current		
Accounts receivable	$ 2,189	$ 1,108
Prepaid expenses and deposit	3,184	2,414
	5,373	3,522
Capital assets (note 3)	6,892	7,895
Mineral property interests (note 4)	556,195	740,049
	$ 568,460	$ 751,466
LIABILITIES		
Current		
Bank indebtedness	$ 14,462	$ 15,560
Accounts payable and accrued liabilities	243,118	146,065
	257,580	161,625
SHAREHOLDERS' EQUITY		
Share capital (note 5)	4,994,691	4,653,028
Deficit	(4,683,811)	(4,063,187)
	310,880	589,841
	$ 568,460	$ 751,466

Future operations (note 1)
Subsequent events (note 9)

Approved by the Directors: Greg Neeld   Maureen Keremidschieff

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Loss and Deficit
Years Ended May 31, 2001 and 2000

	2001	2000
Expenses		
Advertising	$ 1,532	$ 2,164
Amortization	2,387	2,551
Automobile	8,172	4,859
Bank charges and interest	8,416	7,239
Commissions	10,000	-
Consulting fees	43,150	2,350
Entertainment and promotion	5,371	4,558
Equipment rental (recovery)	(515)	2,693
Filing and regulatory fees	11,217	6,565
Office and miscellaneous	10,341	12,537
Professional fees	12,398	19,223
Public relations	557	6,231
Rent	17,752	18,553
Telecommunications	18,106	13,058
Transfer agent	3,607	8,706
Travel and convention	567	7,159
Wages and benefits	68,295	73,670
	221,353	192,116
Loss from continuing operations	(221,353)	(192,116)
Writedown of abandoned properties	(399,271)	-
Net loss for the year	(620,624)	(192,116)
Deficit, beginning of year	(4,063,187)	(3,871,071)
Deficit, end of year	$ (4,683,811)	$ (4,063,187)
Loss per share	$ (0.16)	$ (0.07)
Weighted average number of common shares outstanding	4,003,830	2,753,458

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Cash Flows
Years Ended May 31, 2001 and 2000

	2001	2000
Cash flows from (used for) operating activities		
Loss for the year	$ (620,624)	$ (192,116)
Adjustments for:		
Amortization of capital assets	2,387	2,551
Writedown of abandoned properties	399,271	-
	(218,966)	(189,565)
Changes in non-cash working capital		
(Increase) decrease in accounts receivable	(1,081)	743
Increase in prepaid expenses and deposits	(770)	-
Increase (decrease) in accounts payable and accrued liabilities	97,053	(2,517)
	(123,764)	(191,339)
Cash flows used for investing activities		
Purchase of capital assets	(1,384)	(2,757)
Deferred exploration expenditures incurred	(215,417)	(57,225)
	(216,801)	(59,982)
Cash flows from (used for) financing activities		
Proceeds of share issuances	230,500	231,000
Proceeds of share subscriptions	125,000	15,000
Share issuance costs	(13,837)	(4,310)
	341,663	241,690
Increase (decrease) in cash position	1,098	(9,631)
Cash (deficiency), beginning of year	(15,560)	(5,929)
Cash (deficiency), end of year	$ (14,462)	$ (15,560)

HAWKEYE GOLD INTERNATIONAL INC.

Schedule 1

Consolidated Schedule of Deferred Resource Property Expenditures

Year Ended May 31, 2001

	CEO	REBA	TRI	YANKEE	TOTALS
Balances, Beginning of Year *					
Acquisition costs	$ 62,500	$ 95,000	$ 150,000	$ 22,000	$ 329,500
Exploration expenditures	199,053	66,487	87,784	57,225	410,549
	261,553	161,487	237,784	79,225	740,049
Incurred During the Year					
Acquisition costs	-	-	-	-	-
Accommodation	-	-	-	680	680
Airborne, geophysical survey	-	-	-	34,859	34,859
Air transport	-	-	-	48,234	48,234
Assays	-	-	-	30,919	30,919
Camp costs	-	-	-	15,971	15,971
Claim fees	-	-	-	130	130
Communications	-	-	-	1,724	1,724
Consulting	-	-	-	12,175	12,175
Contractors	-	-	-	17,590	17,590
Courier	-	-	-	6,677	6,677
Data acquisition	-	-	-	54	54
Drafting	-	-	-	8,066	8,066
Equipment rental	-	-	-	509	509
Expediting	-	-	-	236	236
Food	-	-	-	1,380	1,380
Fuel costs	-	-	-	-	-
Geological mapping, prospecting	-	-	-	-	-
Grid establishment	-	-	-	-	-
Land use fees	-	-	-	-	-
LandSat imagery costs	-	-	-	-	-
Management fees	-	-	-	19,583	19,583
Map and report costs	-	-	-	2,261	2,261
Mobilization / demobilization	-	-	-	1,666	1,666
Office and rent	-	-	-	-	-
Other expenses	-	-	-	-	-
Salaries and benefits	-	-	-	4,534	4,534
Supplies	-	-	-	2,364	2,364
Travel	-	-	-	5,690	5,690
Vehicle	-	-	-	115	115
Exploration expenditures	-	-	-	215,417	215,417
Current expenditures	-	-	-	215,417	215,417
Costs written-off during the year:					
Acquisition costs	-	(95,000)	(150,000)	-	(245,000)
Exploration expenditures	-	(66,487)	(87,784)	-	(154,271)
	-	(161,487)	(237,784)	-	(399,271)
Balances, End of Year					
Acquisition costs	62,500	-	-	22,000	84,500
Exploration expenditures	199,053	-	-	272,642	471,695
	$ 261,553	$ -	$ -	$ 294,642	$ 556,195

* *See Schedule 2*

HAWKEYE GOLD INTERNATIONAL INC.

Schedule 2

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2000

	CEO	REBA	TRI	YANKEE	TOTALS
Acquisition costs	$ 62,500	$ 95,000	$ 150,000	$ 22,000	$ 329,500
Accomodation	-	-	-	-	-
Airborne, geophysical survey	69,506	17,275	23,068	-	109,849
Air transport	-	-	-	-	-
Assays	525	142	177	-	844
Camp costs	-	-	-	-	-
Claim fees	-	-	-	-	-
Communications	-	-	-	-	-
Consulting	5,831	875	850	-	7,556
Contractors	-	-	-	-	-
Courier	-	-	-	-	-
Data acquisition	-	-	-	-	-
Drafting	-	-	-	-	-
Equipment rental	-	-	-	-	-
Expediting	-	-	-	-	-
Food	-	-	-	-	-
Fuel costs	-	-	-	3,900	3,900
Geological mapping, prospecting	118,014	25,092	24,688	48,732	216,526
Grid establishment	-	14,216	17,622	-	31,838
Land use fees	253	540	666	-	1,459
LandSat imagery costs	-	5,356	6,554	-	11,910
Management fees	-	-	-	490	490
Map and report costs	3,485	2,848	13,594	3,100	23,027
Mobilization / demobilization	-	-	-	-	-
Office and rent	233	143	565	-	941
Other expenses	-	-	-	1,003	1,003
Salaries and benefits	-	-	-	-	-
Supplies	-	-	-	-	-
Travel	1,206	-	-	-	1,206
Vehicle	-	-	-	-	-
Exploration expenditures	199,053	66,487	87,784	57,225	410,549
Totals	$ 261,553	$ 161,487	$ 237,784	$ 79,225	$ 740,049

1. Future Operations

The Company has experienced a loss of $620,624 for the year ended May 31, 2001, and, as at May 31, 2001 has a deficit of $4,683,811 and a working capital deficiency of $252,207. The future operations of the Company are dependant upon the continued support of its shareholders and on its ability to raise further equity capital to fund continued exploration activities.

2. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Capital Assets

Capital assets are recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company capitalizes the cost of mineral property interests acquired and defers exploration and development expenditures directly related to specific mineral property interests until such time as the extent of mineralization has been determined and mineral interests are either developed or the Company's mineral rights are allowed to elapse.

The cost of mineral claims and deferred costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse. Costs associated with reclamation are provided for as mining is carried out.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

2. **Significant Accounting Policies (cont'd)**

d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

e) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants.* Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

In the year 2000, the Company changed its policy for accounting for income taxes by adopting the provision of CICA Handbook Section 3465, Income Taxes. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The adoption of Section 3465 did not impact amounts reported in the prior period.

f) Stock-based Compensation

No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

3. Capital Assets

		Accumulated	Net Book Value	
	Cost	Amortization	2001	2000
Computer equipment	$ 19,027	$ 13,650	$ 5,377	$ 6,002
Office equipment	3,082	1,567	1,515	1,893
	$ 22,109	$ 15,217	$ 6,892	$ 7,895

4. Mineral Property Interests

	Acquisition Costs	Deferred Exploration Expenditures	Total 2001	Total 2000
TRI claims	$ -	$ -	$ -	$ 237,784
REBA claims	-	-	-	161,487
CEO claims	62,500	199,053	261,553	261,553
Yankee claims	22,000	272,642	294,642	79,225
	$ 84,500	$ 471,695	$ 556,195	$ 740,049

a) TRI Claims

The Company entered into an agreement dated March 11, 1996 with regard to the TRI 1, TRI 2 and TRI 3 claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the claims subject to a 2.5% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 post-consolidation shares (issued) at a deemed price of $1.40 and further payments of $55,000 over a three year period ($55,000 paid, of which $20,000 was paid as part of shares for debt settlement), as well as work commitments of $300,000 over a four year period. In addition, 37,500 post-consolidation shares will be issued in the future upon acceptance by the Canadian Venture Exchange ("CDNX") of progress exploration reports.

On June 11, 1999 this agreement was amended to provide that $150,000 of the work commitments be performed by November 30, 2001, and the remaining $150,000 in work commitments be performed by November 30, 2003. Subsequent to year-end, the Company announced it had allowed its rights to the TRI claims to lapse. Deferred exploration expenditures totalling $237,784 have been written off in the current year.

4. Mineral Property Interests (cont'd)

b) REBA Claims

The Company entered into an agreement dated March 11, 1996 with regard to the REBA 1, REBA 2 and REBA 3 claims (the "Claims") in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the claims subject to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) at a deemed price of $1.40 as well as work commitments of $75,000 over a two and a half year period ended November 30, 1999. In addition, 37,500 shares will be issued in the future upon acceptance by the CDNX of progress exploration reports.

Subsequent to year-end, the Company decided to write-off all deferred expenditures associated with the REBA claims. As at May 31, 2001, the Company had incurred $161,487 in deferred property expenditures, representing $95,000 in acquisition costs and $66,487 in deferred exploration expenditures. The Company had been seeking an extension to the contract with the vendor of the Claims in order to satisfy the spending requirement of $75,000 (excluding acquisition costs). The vendor was not interested in negotiating an extension granting time to complete the balance of the minimum work program commitments of $8,513.

c) CEO Claims

The Company entered into an agreement dated December 20, 1995 with regard to the CEO, CEO 1, and CEO 2 claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the Claims subject to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 post-consolidation shares (issued) at a deemed price of $0.25, as well as work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to CDNX approval of an engineering report recommending a further phase of exploration on the Claims. In addition, 12,500 shares will be issued upon CDNX acceptance of a future geological report recommending a further phase of exploration on the Claims.

4. Mineral Property Interests (cont'd)

d) YANKEE Claims

On June 14, 1999, the Company was granted an option by Major General Resources Ltd. ("Major General") to acquire up to a 50% interest in certain claims identified as the "YANKEE Property" (approximately 90,000 acres) which is situated adjacent to the new diamond discovery on Victoria Island, Nunuvat, Canada. The YANKEE Property forms part of the 1.3 million-acre "Homerun Project" – Victoria Island Diamond Area Play, which covers the favourable structures in this emerging diamond field.

The Company has the right to earn a 33-1/3% interest in the YANKEE Property (earned subsequent to year-end, see note 9 (c)) by paying staking costs of $54,159 (fully paid by August 3, 2000), issuing 50,000 shares (1st tranch) upon CDNX acceptance of the option agreement (issued), issuing 50,000 shares (2nd tranch) upon completion of the Property's phase one exploration program and the filing with and acceptance by the CDNX of an engineering report recommending a further phase of exploration and incurring exploration expenses of approximately $2.00 per acre on or before September 30, 2000 (completed). Pursuant to an extension to this agreement to August 1, 2001 granted by Major General on the YANKEE option, an additional 50,000 shares (3rd tranch) were issued by the Company, for a total of 100,000 shares (consists of 2nd and 3rd tranches) (see note 5 (b) (ii)), subsequent to year-end. In addition, the Company has the right to increase its interest in these claims to 50% and become the operator by issuing another 50,000 shares (4th tranch), which would be issued subsequent to CDNX approval of a geological report recommending a further phase of exploration, and incurring additional exploration expenses of approximately $2.00 per acre during each of the two ensuing years.

During the year, the Company incurred $215,417 in exploration expenditures (including management fees). As at February 26, 2001, the Company had made payments of $155,000 towards the above-mentioned exploration on the YANKEE property. Subsequent to year-end, an additional $45,000 was paid, for a total of $200,000.

In conjunction with the Major General option, the Company paid a finder's fee of $9,500 by issuing 38,000 shares at a deemed price of $0.25 per share. Also, as part of this agreement, the Company will be required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services. During the year, expenses of $19,583 were incurred and paid pursuant to the agreement. An additional $490 was incurred and paid in the prior year.

5. **Share Capital**

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

	Shares	Amount
Balance May 31, 1999	1,893,328	4,289,990
Issued during the year		
Private placement	1,155,000	231,000
Pursuant to debt settlement agreement	337,947	74,348
Pursuant to a treasury order	113,000	47,000
Less: share issue costs	-	(4,310)
Share subscriptions received	-	15,000
Balance, May 31, 2000	3,499,275	4,653,028
Issued during the year		
Employee options exercised	75,000	15,000
Finder's fee	59,524	-
Private placement	1,864,885	215,500
Less: share issue costs	-	(13,837)
Share subscriptions received	-	125,000
Balance, May 31, 2001	5,498,684	$4,994,691

Subsequent to year-end, the following shares were issued:

(i) 595,238 shares in connection with a share subscription agreement entered into on July 4, 2000 (see note 5 (f)).

(ii) 100,000 shares in connection with the acquisition of a $33^1/_3$% interest in the Yankee property on July 16, 2001 (see note 9 (b)).

(iii) 292,308 shares at $0.13 per share in connection with a private placement on July 20, 2001 (see note 9 (a)(i)).

5. Share Capital (cont'd)

c) Stock options issued and outstanding as at May 31, 2001 are as follows:

Number of Shares	Price per Share	Expiry Date
201,250	$0.20	November 19, 2004
266,543	$0.15	March 2, 2006
65,000	$0.15	May 10, 2006

d) Share purchase warrants outstanding as at May 31, 2001 are as follows:

Number of Shares	Price per Share	Expiry Date
31,250	$0.55	March 3, 2002
454,545	$0.15	January 11, 2003
409,090	$0.15	January 12, 2003
833,333	$0.16	February 12, 2003
136,667	$0.19	April 11, 2003

During the year, 250,750 share purchase warrants expired.

e) As at May 31, 2001, there were 93,750 shares held in escrow. The release of these shares is subject to regulatory approval.

f) On July 4, 2000, the Company entered into an agreement to complete a special warrant private placement consisting of 595,238 units with net proceeds of $125,000. Each unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one common share at $0.27 per share during the first two years following closing. The units were issued subsequent to year-end.

6. Income Taxes

The components of the future income tax assets are as follows:

		2001		2000
Future income tax assets:				
Non-capital loss carry-forwards	$	1,450,318	$	1,417,157
Unused cumulative Canadian exploration and development expenses		566,771		468,326
		2,017,089		1,885,483
Less: Valuation allowance		(2,017,089)		(1,885,483)
	$	-	$	-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing 2002 through 2008. The exploration and development expenses can be carried-forward indefinitely.

7. Related Party Transactions

During the year, $60,000 (2000 - $60,000) was paid to a shareholder and president of the Company as remuneration. As at May 31, 2001, there is a balance of $244 due to a director. In addition, two directors received a total of $4,790 (2000 - $0) from the Company as remuneration.

8. Financial Instruments

The Company's financial instruments consist of bank indebtedness, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

9. Subsequent Events

a) Subsequent to year-end, the Company announced the following non-brokered private placements:

(i) 292,308 special warrants at the price of $0.13 per special warrant, for gross proceeds of $38,000.

Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.17 for two years.

The Company has agreed to use its best efforts to qualify the common shares and share purchase warrants to be issued on conversion of the special warrants for a four-month hold period by filing an annual information form (AIF) with the British Columbia Securities Commission. The special warrants will automatically convert into common shares and share purchase warrants upon the company filing an AIF. In the event that the Company does not file an AIF, the special warrants will convert into free trading shares and share purchase warrants after one year.

A finder's fee of $300 has been paid in connection with $3,000 of this financing.

This private placement has been accepted by the CDNX.

(ii) 600,000 special warrants at the price of $0.15 per special warrant, for gross proceeds of $90,000.

Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.21 for two years.

No finder's fee is payable in connection with this financing.

This private placement is subject to acceptance by the CDNX.

9. Subsequent Events (cont'd)

(iii) 384,616 special warrants at the price of $0.13 per special warrant, for gross proceeds of $50,000.

Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 for two years.

No finder's fee is payable in connection with this financing.

This private placement is subject to acceptance by the CDNX.

b) The Company fulfilled its obligation to Major General by issuing the required 100,000 common shares (see note 5 (b)(ii)) and paying the required $45,000 (see note 4 (d)), representing full settlement to Major General with respect to satisfying the conditions necessary to earn its $33^{1}/_{3}$% interest in the YANKEE claims.

c) The Company announced that its TRI 1, TRI 2 and TRI 3 claims that are located 140 kilometers northwest of Yellowknife, NWT, Canada, have been allowed to lapse (see note 4 (a)). Deferred exploration expenditures pertaining to the TRI claims totaling $237,784 have been written off in the current year.

d) The Company decided to write-off all deferred expenditures associated with the REBA 1, REBA 2 and REBA 3 claims located in the Northwest Territories, Canada (see note 4 (b)). Deferred expenditures pertaining to the REBA claims totaling $161,487 have been written-off in the current year.

The Company is focused and directing its energies toward the exploration and development of its primary project, the Yankee diamond property, which is located on Victoria Island, Nunavut, Canada.

HAWKEYE
GOLD CORPORATION

SCHEDULE B

SUPPLEMENTARY INFORMATION

FOR THE FOURTH QUARTER AND YEAR ENDED MAY 31, 2001

		Year Ended May 31, 2001	3 Months Ended May 31, 2001
1.	**ANALYSIS OF EXPENSES AND DEFERRED COSTS**		
a)	General and administrative expenses:	$221,353	$ 42,713
b)	Deferred Exploration and development expenses:	$215,417	$155,027
c)	Write-down of Abandoned Properties:	$399,271	$399,271

Please refer to the financial statements attached hereto for details.

2. **RELATED PARTY TRANSACTIONS**

a) $244 included in accounts payable representing advances owing by the Company to a director, as at May 31, 2001.

b) $64,790 representing salaries and benefits paid to directors during the year ended May 31, 2001, and $16,160 during the three month period ended May 31, 2001.

3. **DURING THE QUARTER UNDER REVIEW**

(a) Summary of securities issued:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
Common	01/04/12	Employee Options	$0.20	N/A	25,000	$5000
Common	01/04/19	Private Placement	$0.11	N/A	409,090	$45,000
Common	01/05/22	Private Placement	$0.15	N/A	66,667	$10,000
Common	01/05/22	Private Placement	$0.15	N/A	70,000	$10,500
Warrants	01/04/19	Private Placement	$0.15	N/A	409,090	N/A
Warrants	01/05/22	Private Placement	$0.19	N/A	66,667	N/A
Warrants	01/05/22	Private Placement	$0.19	N/A	70,000	N/A
Total					**1,116,514**	**$70,500**

All of the private placement common shares and warrants referred to above in the table of "Summary of securities issued" have received CDNX approval.

(b) Summary of options granted:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
Director	Andree Plourde	$0.15	01/03/02	06/03/02	12,793
Employee	K. Vincent Campbell	$0.15	01/03/02	06/03/02	53,750
Employee	N/A	$0.15	01/03/02	06/03/02	75,000
Director	Maureen Keremidschieff	$0.15	01/03/02	06/03/02	15,000
Employee	N/A	$0.15	01/03/02	06/03/02	60,000
Employee	N/A	$0.15	01/03/02	06/03/02	50,000
Director	John Fraser	$0.15	01/05/10	06/05/10	65,000
Total					331,543

All 331,543 options granted have received CDNX approval. 266,543 options received CDNX approval on April 11, 2001 and 65,000 May 17, 2001

4. AS AT THE END OF THE QUARTER UNDER REVIEW

(a) Authorised capital: 100,000,000 shares.

(b) Issued and Outstanding: 5,498,684.

(c) Summary of options outstanding as at the end of the quarter and year end:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.20	201,250	$40,250
March 2, 2001	March 2, 2006	$0.15	266,543	$39,981
May 10, 2001	May 10, 2006	$0.15	65,000	$9,750
Total			532,793	$89,981

Summary of warrants and other convertible securities outstanding at the end of the quarter and year-end:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Mar 3, 2002	$0.55	31,250	$17,187
Private Placement Warrants	Jan 11, 2003	$0.15	454,545	$68,182
Private Placement Warrants	Jan 12, 2003	$0.15	409,090	$61,363
Private Placement Warrants	Feb 12, 2003	$0.16	833,333	$133,333
Private Placement Warrants	Apr 11, 2003	$0.19	136,667	$25,967
Total			**1,864,885**	**$306,032**

(d) Total number of shares in escrow: 93,750

5. **DIRECTORS AND OFFICERS**

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.), K. Vincent Campbell (P.Geo.), Mary-Lee Neeld.

HAWKEYE
GOLD CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER AND YEAR ENDED MAY 31, 2001

Canadian Venture Exchange Listed - HGO
12g3-2(b):82-2435
Standard & Poor's Corporate Records
CUSIP NO : 42016T 10 0

This management discussion addresses issues that affected HAWKEYE GOLD INTERNATIONAL INC. (the "Company" or "HAWKEYE") during its fourth quarter March 1, 2001 to May 31, 2001 (the Company's fiscal year-end) and summarizes events subsequent to year-end to the date of this report, October 1, 2001 (collectively the "Period").

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD INTERNATIONAL INC. is incorporated under the Laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is listed on the Canadian Venture Exchange and trades under the symbol - HGO. It's principal business activities include the exploration for and the development of natural resource properties. We own options to purchase interests in one base and precious metal property known as the CEO claims and a prospective diamond property known as the YANKEE property. The CEO claims are located in the Northwest Territories, Canada and the YANKEE Diamond Property is located on Victoria Island, Nunuvat, Canada.

To date, the Company has not generated significant revenues from operations or recorded any cost of sales and as a result is considered to be in the development stage.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A) OPERATIONS

YANKEE PROPERTY
-"Homerun Project" - Victoria Island Diamond Play

HAWKEYE's YANKEE Property totals approximately 90,000 acres and is situated approximately 200 kilometres northwest of Cambridge Bay located on Victoria Island, Nunuvat, Canada. Pursuant to an agreement dated June 14, 1999 HAWKEYE was granted an option to earn a 33 1/3 % interest in the YANKEE Property by paying staking costs of $54,000 (paid), issuing 50,000 shares (1st tranche) upon CDNX acceptance of the option agreement (issued), issuing 50,000 shares (2nd tranche) upon completion of the Property's phase one exploration program and the filing with and acceptance by the CDNX of an engineering report recommending a further phase of exploration and incurring exploration expenses of approximately $2.00 per acre on or before September 30, 2000 (completed). The Company has the right to increase its interest in these claims to 50% and become the operator by incurring exploration expenses of approximately $180,000 between October 1, 2000 and September 30, 2001 and October 1, 2001 and September 30, 2002 and issuing 50,000 shares (4th tranche) in the capital of the Company to its joint venture partner Major General Resources Ltd. (Major General) upon CDNX approval of an engineering report recommending a further phase of exploration.

During the current year the Company had difficulties making payments to Major General for the work programs performed on the YANKEE property in September of 2000. Pursuant to an extension to the original agreement, Major General granted the Company an extension in time to August 1, 2001 in which to pay for the work programs completed in September of 2000. Hawkeye made a payment of $155,000 on February 26, 2001 and a payment of $45,000 on July 28, 2001. In consideration for this extension the Company agreed to issue Major General an additional 50,000 shares (3rd tranche) in the capital of the Company for a total of 100,000 shares (2nd and 3rd tranche). The Company received CDNX acceptance for issuance of the second and third tranche on July 12, 2001. These shares were issued to Major General earning HAWKEYE a 33 1/3 % interest in the YANKEE Property subsequent to year-end. (see Subsequent Events, section 4 (C) (i) hereunder for details)

On May 25, 2001 we received results for work programs performed on the YANKEE Property in September of 2000. The delay in receipt of this information was mainly due to delays in processing of till samples and payments by HAWKEYE to Major General Resources as discussed above.

The work has outlined eight kimberlitic drill targets in the northern portion of the property where detailed magnetic surveys were completed. Seven of these targets have a very shallow source while the eighth is interpreted to be about 70 metres deep. There is a high likelihood that the seven shallow targets are kimberlites as these are the only known sources of near surface magnetic material. Much of Victoria Island is covered by thick limestone sequences and only kimberlites are known to cut through these to surface. The eighth, deeper magnetic source may be a kimberlite or other mafic body.

On the YANKEE property of Victoria Island, any kimberlite intersected has a high probability of containing diamonds. To date, 16 kimberlites have been encountered nearby, 14 of which are diamondiferous. This indicates the presence of a highly fertile mantle which is known to provide both eclogitic and peridotitic kimberlite with diamond potential.

Results of the year 2000 indicator mineral sampling program on lines 3-4 kilometres apart show the presence of kimberlitic garnets down ice from each of the eight magnetic anomalies noted above. Samples, which may be from 0.5 to 3 kilometres down-ice from the anomalies, contain from 1-11 kimberlitic grains each.

As a result, the Company's geologists have recommended further work programs for the YANKEE property including: a) detailed ground magnetic surveys over the eight magnetic targets to accurately locate and better define these kimberlitic targets prior to drilling; b) a 10-12 hole drilling program totaling 2,000 metres to test the indicated kimberlitic targets; and c) a helicopter-borne magnetic survey to locate sources of the new indicator minerals found in the southern portion of the YANKEE property by last year's program. Commencement of these work programs is expected to start in April of 2002 and will be contingent on the Company raising sufficient funds through equity issuance to finance these recommended programs.

During the Company's quarter under review and as at its year end May 31, 2001 a total of $215,417 in exploration expenditures (excluding acquisition costs) has been incurred on the property in comparison to $57,225 at the end of the previous year, May 31, 2000.

CEO CLAIMS

The CEO, CEO 1 and CEO 2 Claims which are being explored for gold straddle the Snare River, near Camp Lake, approximately 140 kilometers northwest of Yellowknife, Northwest Territories, Canada. By an Agreement dated December 20, 1995 the Company acquired an option to purchase an undivided 100% interest in the claims subject only to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) as well as minimum work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to CDNX approval of an engineering report recommending a further phase of exploration on the claims. HAWKEYE must issue an additional 12, 500 shares upon CDNX acceptance of a future geological report recommending a further phase of exploration on the claims to earn its 100% interest.

During the quarter under review and throughout the Company's current year there were no exploration expenditures or acquisition costs incurred on the CEO claims. As at May 31, 2001 and May 31, 2000 deferred exploration expenditures incurred on the property totaled $199,053 (excluding acquisition costs).

(B) FINANCIAL INFORMATION

During the quarter and current year under review the Company did not receive any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales. For the three-month period from March 1, 2001 to May 31, 2001 the Company posted an operating loss of $42,713 or an operating loss of $0.01 per share compared to an operating loss of $54,648 or $0.02 per share for the corresponding period in 2000. In comparison, for the three-month period from December 1, 2000 to February 28, 2001 the Company posted an operating loss of $76,624 or an operating loss of $0.02 per share compared to an operating loss of $39,379 or $0.01 per share for the corresponding period in 2000. Total net losses, however, for the quarter under review totaled $441,984 or a net loss of $0.09 per share due to the write down of the TRI and REBA claims. Total net losses for the same period in the previous year totaled $54,648 or net operating losses of $0.02 per share. The operating loss for the year ended May 31, 2001 totaled $221,353 compared to an operating loss of $192,116 for the same period the previous year. The Company experienced a net loss of $620,624 or a loss of $0.16 per share during the year ended May 31, 2001. This $620,624 net loss for the current year is represented by the operating loss of $221,353 and the write-down of the TRI and REBA claims totaling $399,271 increasing the Company's deficit to $4,683,811 compared to $4,063,187 during the same period in 2000.

(C) EXPENDITURES

During the Company's fourth quarter general and administrative (G/A) expenditures totaled $42,713 in comparison to expenditures totaling $54,648 for the same period in 2000. These figures compare to $76,624 in administration expenses incurred during the third quarter of fiscal 2001 and $39,379 in the third quarter of the prior fiscal year. During the year ended May 31, 2001, G/A expenses totaled $221,353 compared to $192,116 for the same period in 2000. Material expenditures (greater than 20% of total expenses) incurred during the quarter under review and the Company's current year ended May 31, 2001 consisted of wages and benefits totaling $64,790 representing salaries and benefits paid to directors during the year ended May 31, 2001and consulting fees totaling 43,150 for financial and consulting services. Please refer to the Expenses category in the "Consolidated Statement of Loss and Deficit" section of the financial statements attached hereto for a detailed breakdown of all expenses.

(D) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

(i) On July 30, 2001 the Company announced that its TRI 1, TRI 2 and TRI 3 claims that are located approximately 140 kilometres northwest of Yellowknife, Northwest Territories, Canada had been allowed to elapse. The Company no longer owns an interest in these properties and as a result has written off deferred resource property expenditures totaling $237,784 for the TRI claims. $87,784 of this write-down component is attributed to exploration expenditures and $150,000 to acquisition costs (see Schedule 1 of the financial statements attached hereto).

(ii) Subsequent to year-end, the Company also decided to write off all deferred expenditures associated with the REBA claims which are situated contiguous to the TRI claims. As at May 31, 2001, the Company had incurred $161,487 in deferred property expenditures, represented by $95,000 in acquisition costs and $66,487 in deferred exploration expenditures (see Schedule 1 of the financial statements attached hereto). The Company had been seeking an extension to the contract with the vendor of the Claims in order to satisfy the spending requirement of $75,000 (excluding acquisition costs). The vendor was not interested in negotiating an extension granting time to complete the balance of the minimum work program commitments of $8,513.

During the quarter under review and as at the Company's year end, May 31, 2001 a total of $399,271 in deferred resource property expenditures have been written off in connection with the TRI and REBA claims in comparison to nil for the same periods in the previous year.

(E) DEFERRED EXPLORATION EXPENDITURES

Deferred exploration and development expenditures increased by $155,027 during the quarter under review and during the year ended May 31, 2001 the Company incurred a total of $215,417 in deferred resource property expenditures. In comparison, $124,225 in expenditures had been incurred as at May 31, 2000, with $2,501 incurred during the fourth quarter of the prior year. Deferred property expenditures incurred by the Company during the third quarter of fiscal 2001 totalled $0, compared to $4,125 during the same period of the prior fiscal year. The Company wrote-off $0 in deferred expenditures relating to the abandonment of resource properties during the third quarter of fiscal 2001, compared to $0 in the same period in fiscal 2000.

The $215,417 in deferred resource property expenditures (discussed above) incurred during the Company's current year ended May 31, 2001 were directly related to exploration expenditures on the YANKEE Property. Material expenditures incurred on the property during the current year consisted of $48,234 for air transport, $34,859 for an airborne geophysical survey, $30,919 for assays, $15,971 for camp costs, $17,590 for contractor fees, and $19,583 for management fees. Refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 - in the Financial Statements attached hereto for a detailed breakdown for all expenditures associated with the YANKEE Property.

(F) TRANSACTIONS WITH RELATED PARTIES

During the year, $60,000 for wages (2000 - $60,000) was paid to a shareholder and president of the

Company as remuneration. As at May 31, 2001, there is a balance of $244 due to a director. In addition two directors received a total of $4,790 (2000 - $0) from the Company as remuneration.

(G) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor Relation activities undertaken by the Company generally consists of a) attending Trade and Investment conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

(H) TRANSACTIONS REQUIRING REGULATORY APPROVAL

i) The issuance of 50,000 shares in the capital of the Company to Major General Resources Ltd. in consideration for the granting by Major General to HAWKEYE of an extension in time to August 1, 2001 to pay for work programs performed on the YANKEE property in September 2000. CDNX acceptance for this transaction was received on April 4, 2001 but the shares will not be issued until an engineering report recommending further exploration on the YANKEE property has been reviewed and accepted by the CDNX (approved subsequent to year-end (see section 4 (C) (i) hereunder).

ii) Approval for the granting of 266,543 director and employee stock options at the exercise price of $0.15 per share. The CDNX approved this transaction on April 11, 2001.

iii) Approval for a 136,666 special warrant (unit) non-brokered private placement at a price of $0.15 per special warrant, for gross proceeds of $20,500 (Cdn.). Each share purchase warrant connected to this placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.19 for two years. CDNX acceptance for this private placement was received on May 16, 2001.

iv) Approval for the granting of 65,000 director options to Mr. John Fraser at a price of $0.15 per share. The CDNX accepted this transaction on May 17, 2001.

(I) MANAGEMENT CHANGES

During the quarter under review Mr. John R. Fraser, P.Geo., agreed to join the Company as a member of its Board of Directors and Mr. K. Vincent Campbell, P.Geo., agreed to join the Company's management team to act as V.P. Exploration.

Subsequent to the end of the quarter under review and to the date of this report there were no additional management changes.

4. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to its quarter under review and year-ended at May 31, 2001 to the date of this report October 1, 2001.

(A) OPERATIONS

YANKEE Property

During July 2001 a detailed work program of ground magnetic surveys was completed over three of eight kimberlitic targets discovered on the Company's YANKEE diamond property during its September 2000 work program as discussed in section 2 (A) above. The three targets that had ground magnetic surveys completed over them are land based. The five remaining targets are located under small shallow lakes and the surveys were deferred due to dangerous ice conditions.

Results from the ground magnetic surveys completed over the three land based targets were consistent with previously completed airborne geophysical survey interpretations and with other proven kimberlite pipes in the area. One of the land based targets, PAR 14, is ovoid in shape measuring 400 metres by 600 metres and has an interpreted depth of 75-100 metres. Anomaly A-8 is about 75 metres in diameter with a target area of just over one acre. Anomaly A-1 shows some unclear magnetic patterns and further work is required before it is determined to be a kimberlitic anomaly.

(B) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

(i) On July 30, 2001 the Company announced that its TRI 1, TRI 2 and TRI 3 claims that are located approximately 140 kilometres northwest of Yellowknife, Northwest Territories, Canada had been allowed to elapse. The Company no longer owns an interest in these properties and as a result deferred exploration expenses totaling $237,784 have been written off as at the end of the Company's current financial year, May 31, 2001 (refer to section 2 (D) (i), above, for details).

(ii) The Company also decided to write-off all deferred expenditures associated with the REBA 1, REBA 2, and REBA 3 claims which are situated contiguous to the TRI claims located in the Northwest Territories, Canada. Deferred expenditures pertaining to the REBA claims totaling $161,487 have been written off as at the end of the Company's current financial year, May 31, 2001 (refer to section 2 (D) (ii), above, for details).

(iii) The Company fulfilled its obligation to Major General by issuing the required 100,000 common shares (2nd and 3rd tranches) on July 16, 2001 and paying the required $200,000, (as discussed in section 2A, (YANKEE Property), above, representing full settlement to Major General with respect to satisfying the conditions necessary to earn its 33 1/3% interest in the YANKEE claims.

(C) TRANSACTIONS REQUIRING REGULATORY APPROVAL

(i) On June 25, 2001 the Company submitted an application to the CDNX requesting permission to issue 100,000 common shares in the capital of the Company to Major General Resources. These shares are the 2nd and 3rd tranches as described in section 2 (A), YANKEE Property, above, in which 50,000 shares are to be issued in connection with an extension in time granted by Major General to HAWKEYE to August 1, 2001 to pay for the September 2000 work program on the YANKEE property (see section 2 (H) (i) above) and 50,000 shares are to be issued in connection with CDNX acceptance of an engineering report recommending further exploration on the YANKEE property. CDNX acceptance for the engineering report and the issuance of 100,000 shares to Major General was received on July 12, 2001. The 100,000 shares were issued to Major General Resources on July 16, 2001 as disclosed in section 4 (B) (iii), above.

(ii) A special warrant private placement for 23,077 units at a price of $0.13 per share, for gross proceeds of $3,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.17 per share for two years. CDNX acceptance for this transaction was received on July 18, 2001.

(iii) A special warrant private placement for 269,231 units at a price of $0.13 per share, for gross proceeds of $35,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.17 per share for two years. CDNX acceptance for this transaction was received on July 18, 2001.

(iv) A special warrant private placement for 276,924 units at a price of $0.13 per share, for gross proceeds of $36,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share for two years. CDNX acceptance for this transaction was received on August 17, 2001.

(v) A special warrant private placement for 266,667 units at a price of $0.15 per share, for gross proceeds of $40,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.21 per share for two years. CDNX acceptance for this transaction was received on August 20, 2001.

(vi) A special warrant private placement for 333,333 units at a price of $0.15 per share, for gross proceeds of $50,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.21 per share for two years. CDNX acceptance for this transaction was received on August 20, 2001.

(vii) A special warrant private placement for 107,692 units at a price of $0.13 per share, for gross proceeds of $14,000 (Cdn.). Each share purchase warrant connected to this private placement will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share for two years. CDNX acceptance for this transaction was received on August 17, 2001.

(D) CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, October 1, 2001:

Issued and Outstanding:	7,470, 846	Common Shares
Convertible Securities Outstanding:	3,737, 047	Share Purchase Warrants
Options Outstanding:	532,793	Director and Employee Options
Fully Diluted:	11,740,686	

5. LIQUIDITY AND SOLVENCY

The Company has a working capital deficiency of $252,207 for the year ended May 31, 2001 in comparison to a working capital deficiency of $158,103 for the corresponding period in 2000. The Company will continue to fund its future operations, working capital requirements and work programs for its YANKEE Property through the issuance of equity to the investment community via private and public non-brokered and brokered financing opportunities.

As discussed above, the Company is focused and directing its energies toward the exploration and development of its primary project, the YANKEE diamond property, which is located on Victoria Island, Nunavut, Canada. Contingent upon the Company's ability to raise sufficient capital to fund its next phase of exploration, work is expected to commence on the property in April of 2002 and would include: a) detailed ground magnetic surveys over the five magnetic targets to accurately locate and better define these kimberlitic targets prior to drilling; b) a 10-12 hole drilling program totaling 2,000 metres to test the indicated kimberlitic targets; and c) a helicopter-borne magnetic survey to locate sources of the new indicator minerals found in the southern portion of the YANKEE property by last year's program.

If you have any questions feel free to contact us through any of the methods below:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com.

We appreciate and thank our valued shareholders for their loyalty and patience since our last communication but would like to point out that significant strides have been made with regards to funding the Company's treasury, redirecting the Company's focus from base and precious metals to diamonds, advancing work programs on the YANKEE Property and placing HAWKEYE on solid footing for future financings and increasing shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD INTERNATIONAL INC.

Greg Neeld
President & C.E.O.

DATED: October 1, 2001

HAWKEYE

GOLD CORPORATION

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

CANADIAN VENTURE EXCHANGE - HGO